UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company)

PLAYA HOTELS & RESORTS N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N70544104

(CUSIP Number of Class of Securities)

Mark S. Hoplamazian

President and Chief Executive Officer

Hyatt Hotels Corporation

150 North Riverside Plaza, 8th Floor

Chicago, Illinois 60606

(312) 750-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michele M. Anderson, Esq.

Cathy A. Birkeland, Esq.

Roderick O. Branch, Esq.

Michael A. Pucker, Esq.

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 14D-9 of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2025 (together, with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per Share payable in cash (the “Offer Consideration”), less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following text after the last paragraph of such section:

“Expiration of the Offer; Subsequent Offering Period

The Subsequent Offering Period expired at 11:59 p.m., New York City time, on June 16, 2025. Shares validly tendered during the Subsequent Offering Period were immediately accepted and promptly paid for by Buyer pursuant to the terms of the Offer. In addition, Shares tendered by individuals during the Subsequent Offering Period received the same consideration as shareholders that tendered their Shares in the Offer, less any applicable withholding taxes and without interest. On June 16, 2025, Playa filed a Form 25, Notification of Removal from Listing and/or Registration with the SEC, and public trading of Playa’s Shares on Nasdaq was suspended.

Parent and Buyer expect to consummate the Back-End Transactions pursuant to the Purchase Agreement beginning on June 17, 2025, the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for. Following consummation of the Back-End Transactions, Playa will cease to be a publicly traded company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playa Hotels & Resorts N.V.

By:	/s/ Brandon B. Buhler
Name: Brandon B. Buhler
Title: Chief Accounting Officer

Date: June 17, 2025